Change of Independent Registered Public Accounting Firm

On August 27, 2015, the Board of Managers, based on the recommendations and approvals of the Fund's Audit Committee, approved EisnerAmper LLP as the Fund's independent registered public accounting firm for the fiscal year ending September 30, 2015.

The reports of KPMG LLP, the Fund's predecessor auditor of the Fund's financial statements as of and for the fiscal years ended September 30, 2014 and 2013 contained no adverse opinion or disclaimer of opinions and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with KPMG LLP during the Fund's two most recent fiscal years ended September 30, 2014 and 2013 and any subsequent interim period through August 27, 2015 on any matter of accounting principles or practices, financial statements disclosure or audit scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference thereto in their reports on the Fund's financial statements for such years, and there were no reportable events of the kind described in Item 304(a)(1)(v) of the Regulation S-K under the Securities Exchange Act of 1934, as amended.

For the fiscal years ended September 30, 2013 and September 30, 2014, and through August 27, 2015, the Fund did not consult with EisnerAmper LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements or regarding the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event, as such terms are defined in Item 304 of Regulation S-K.